Mail Stop 4561

January 2, 2009

Mr. Robert W. Zapp
President and Chief Executive Officer
The Bank of Kentucky Financial Corporation
111 Lookout Farm Drive
Crestview Hills, Kentucky 41017

> **Re:** **The Bank of Kentucky Financial Corporation**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed December 19, 2008**
> **File No. 001-34214**

Dear Mr. Zapp:

We have completed our legal review of your Preliminary Proxy Statement on Schedule 14A and related filings and have no further comments at this time.

Sincerely,

Eric Envall
Staff Attorney